Exhibit 2.7

DATED                                         10 April                                         2008

DIOMED LIMITED (IN ADMINISTRATION) (1)

STEVEN LAW (AS ADMINISTRATOR) (2)

ANGIODYNAMICS INC. (3)

SALE OF THE BUSINESS AND ASSETS OF DIOMED LIMITED

(IN ADMINISTRATION)

Taylor Vinters

Merlin Place

Milton Road

CAMBRIDGE

CB4 0DP

Tel: 01223 423444

Fax: 01223 423944

Email: username@taylorvinters.com

Our Ref: ABB

DocNumber

SALE OF THE BUSINESS AND ASSETS OF

DIOMED LIMITED (IN ADMINISTRATION)

INDEX

CLAUSE		PAGE

PARTIES		3

BACKGROUND		3

AGREED TERMS		3

1	DEFINITION AND INTERPRETATION	3

2	SALE OF ASSETS	6

3	PRICE	7

4	COMPLETION AND CONDITIONS PRECEDENT	7

5	BOOK DEBTS	8

6	EMPLOYEES	8

7	CONTRACTS	9

8	BOOKS AND RECORDS	10

9	APPORTIONMENTS	11

10	ACCESS TO PREMISES	12

11	THIRD PARTY CLAIMS	12

12	VALUE ADDED TAX	13

13	EXCLUSION CLAUSES	14

14	ADMINISTRATOR TO HAVE NO LIABILITY	15

15	FURTHER ASSURANCE	16

16	LICENCE	16

17	FACSIMILES AND COUNTERPARTS	18

18	ANNOUNCEMENTS	18

19	VARIATION	19

20	ASSIGNMENT	19

21	WAIVER OF RIGHTS	19

22	COSTS	20

23	THIRD PARTY RIGHTS	20

24	NOTICES	20

25	MISCELLANEOUS	21

26	GOVERNING LAW AND JURISDICTION	21

SCHEDULE 1		22

INTELLECTUAL PROPERTY		22

SCHEDULE 2	23

DETAILS OF PREMISES	23

SCHEDULE 3	24

EXCLUDED ASSETS	24

SCHEDULE 4	25

EXCLUDED CONTRACTS	25

THIS AGREEMENT is dated                 10 April                                                                                               2008

PARTIES

1	DIOMED LIMITED (in administration) (registered number 02338196) whose registered office is at 2000 Cambridge Research Park, Ely Road, Waterbeach, Cambridge, CB25 9TE (“the Vendor”) acting by its administrator STEVEN LAW of Ensors, Cardinal House, 46 St Nicholas Street, Ipswich IP1 1TT (“the Administrator”);

2	THE ADMINISTRATOR (who is entering into this Agreement as agent of the Vendor and without personal liability); and

3	ANGIODYNAMICS, INC. a Delaware Corporation, the registered office of which is at 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware, U.S.A. (“the Purchaser”).

BACKGROUND

1	The Vendor has for some time carried on the business of manufacture of medical and orthopaedic equipment.

2	The Administrator was appointed Administrator of the Vendor on 14 March 2008 by its board of directors in accordance with paragraph 22 of Schedule B1 of the Insolvency Act 1986.

3	The Vendor acting by the Administrator has agreed to sell to the Purchaser and the Purchaser has agreed to purchase such right, title and interest (if any) as the Vendor may have in its assets upon the terms and subject to the conditions contained in this Agreement.

4	The Purchaser enters into this Agreement having made such inspection of the assets of the Vendor as it thinks fit and in full knowledge and acceptance of the terms of this Agreement.

AGREED TERMS

1	DEFINITION AND INTERPRETATION

1.1	In this Agreement, and in the Background to it, the following terms shall have the following meanings:

1.1.1	“the Assets” the assets of the Vendor agreed to be sold pursuant to clause 2;

1.1.2	“the Book Debts” all sums of money owing or which become owing to the Vendor on or after the Transfer Date in respect of goods sold or services rendered on or before the Transfer Date;

1.1.3	“the Business” the business of the Vendor referred to in Background paragraph 1;

1.1.4	“the Chattels” the plant and machinery, office equipment, fixtures and fittings and any other chattels (including any motor vehicles) believed to be owned by the Vendor at the Transfer Date;

1.1.5	“the Contracts” the benefit (subject to the burden) of:

1.1.5.1	the contracts placed with the Vendor by customers and with distributors up to and including the Transfer Date which remain in whole or part uncompleted at the Transfer Date; and

1.1.5.2	the orders placed by the Vendor up to and including the Transfer Date to the extent that the goods or services ordered have not been delivered to the Vendor or performed by the Transfer Date;

but excluding any such contracts which are listed in Schedule 4 (“the Excluded Contracts”)

1.1.6	“Excluded Assets” all those assets of the Vendor listed in Schedule 3;

1.1.7	“the Goodwill” the goodwill of the Vendor in relation to the Business together with the exclusive right (so far only as the Vendor can confer it) for the Purchaser to represent itself as carrying on the Business in succession to the Vendor and to trade under the name “Diomed”;

1.1.8

“the Intellectual Property” all industrial and intellectual property rights believed to be owned by the Vendor at the Transfer Date including without limitation patents, trade marks and/or service marks (whether registered or unregistered), designs whether registered or unregistered, topography rights, database rights and copyright and any applications for any of the foregoing in any part of the world and the copyright in all drawings, plans, specifications, designs and computer software owned by the Vendor and used in or for the purpose of the Business, internet domain names and all know-how and confidential information so owned and used, including (but not limited to) all that details of which (where known) are listed in Schedule 1;

1.1.9	“the Premises” the leasehold interest of the Vendor in the premises at 2000 Cambridge Research Park, Ely Road, Waterbeach, Cambridge details of which are set out in Schedule 2;

1.1.10	“the Regulations” the Transfer of Undertakings (Protection of Employment) Regulations 2006;

1.1.11	“the Stock” all stocks of products, supplies, consumables, raw materials and finished goods and work in progress wherever situate at close of business on the Transfer Date and used in the Business and believed to be owned by the Vendor at the Transfer Date;

1.1.12	“the Transfer Date” means the date upon which the conditions precedent set out in clause 4.2 of this Agreement have been fulfilled; and

1.1.13	“US Sale Agreement” means the sale and purchase agreement in the agreed form or in such other form as the US Bankruptcy Court may stipulate pursuant to the terms of which, inter alia, the Purchaser shall acquire for the sum of USD 8,000,000 the business and assets of: (a) Diomed Inc. (in Chapter 11), the parent company of the Vendor; and (b) the business and assets of Diomed Holdings Inc. (in Chapter 11), the parent company of Diomed Inc.

1.2	The headings to the clauses of this Agreement are for convenience only and shall not affect the construction of this Agreement.

1.3	In this Agreement unless the context otherwise requires:

1.3.1	references to this Agreement include the Schedules and appendices (if any);

1.3.2	references to clauses and Schedules are to be construed as references to the clauses of and Schedules to this Agreement;

1.3.3	references to the singular shall include the plural and vice versa;

1.3.4	references to any gender shall include the others;

1.3.5	all references to a statutory provision shall be construed as including references to any statutory modification, consolidation or re-enactment (whether before or after today’s date) for the time being in force, all statutory instruments or orders made pursuant to it and any statutory provisions of which it is a consolidation, re-enactment or modification.

2	SALE OF ASSETS

2.1	Subject as provided in this Agreement the Vendor shall sell and the Purchaser shall purchase with effect from close of business on the Transfer Date such right, title and interest (if any) as the Vendor may have in and to:

2.1.1	the Chattels;

2.1.2	the benefit (subject to the burden) of the Contracts;

2.1.3	the Goodwill;

2.1.4	the Intellectual Property; and

2.1.5	the Stock;

to the intent that with effect from the Transfer Date the Purchaser shall be enabled to carry on and continue the Business as a going concern in succession to and to the exclusion of the Vendor.

2.2	If the Purchaser shall wish to use the name “Diomed” in its corporate or trading name it shall only do so in compliance with Section 216 of the Insolvency Act 1986 and Chapter 22 of Part 4 of the Insolvency Rules. The Purchaser shall not give any notice under paragraph (1) of Rule 4.228 of the Insolvency Rules without first having obtained the approval of the Administrator (which shall not be unreasonably withheld or delayed) to the wording of such notice who shall on request supply a list incorporating all the names and addresses of creditors of the Vendor known to the Administrator.

2.3	There shall be excluded from the sale and purchase under this Agreement all Excluded Assets.

3	PRICE

3.1	The price for the sale and purchase of the Assets shall be US$3,000,000 (“Purchase Price”) which shall be payable in cash on the Transfer Date.

4	COMPLETION AND CONDITIONS PRECEDENT

4.1	Completion of the sale and purchase of the Assets shall take place on the next working day after the Transfer Date (subject to the payment of the Purchase Price by the Purchaser to the Administrator’s solicitors without deduction counterclaim set off or any other withholding whatsoever) at the offices of the Vendor’s solicitors or otherwise as the parties shall agree when the Vendor shall deliver to the Purchaser:

4.1.1	possession of those of the Assets title to which is capable of passing by delivery;

4.1.2	an assignment of the Intellectual Property and Goodwill in the agreed form, duly executed by the Vendor and the Administrator; and

4.1.3	all documents comprising or relating to the Intellectual Property in the possession of or under the control of the Vendor or the Administrator.

4.2	Completion of this Agreement is subject to, and conditional upon:

4.2.1	all due diligence being carried out to the satisfaction of the Purchaser (which the Purchaser shall be deemed to have been carried out to its satisfaction unless the Purchaser notifies the Administrator in writing that it is not satisfied with its due diligence within 21 days of the date of this Agreement); and

4.2.2	the entry of an order of the United States Bankruptcy Court for the District of Massachusetts authorising Diomed Holdings Inc. and Diomed Inc. to sell to the Purchaser substantially all their respective businesses and assets upon the terms of the US Sale Agreement (“the Order”) as required under Chapter 11 of the US Bankruptcy Code.

4.3	The Purchaser may, subject always to the payment of the Purchase Price, waive any of the conditions in clause 4.2 by notice in writing to the Administrator.

4.4	Provided that the relevant condition has not previously been waived and payment of the Purchase Price made under clause 4.3, the Administrator may terminate this Agreement forthwith upon:

4.4.1	receiving notice from the Purchaser that it is not satisfied with its due diligence as provided for in clause 4.2.1; and/or

4.4.2	the US Bankruptcy Court not entering the Order within 65 days of the date of this Agreement without in either case the Administrator having any liabilities whatsoever to the Purchaser in respect of the termination of this Agreement.

5	BOOK DEBTS

5.1	The Vendor shall continue to collect the Book Debts and may take legal proceedings for recovering such debts and money without having given prior notice to the Purchaser.

5.2	If the Purchaser shall receive any sums in respect of the Book Debts it shall forthwith pay to the Administrator such sums received by the Purchaser. If the Vendor or Administrator shall receive any sums in respect of debts due to the Purchaser they shall forthwith pay such sums received to the Purchaser. Where a debtor owes money both to the Vendor and the Purchaser it shall be assumed that, unless the debtor makes a specific appropriation to the contrary or it is apparent from such payment that it is in respect of a debt due to the Purchaser, any monies received by either the Vendor or the Purchaser from such debtor are paid first in respect of the debts due to the Vendor and secondly in respect of debts due to the Purchaser.

6	EMPLOYEES

6.1	It is believed by the parties that the transfer hereby effected is a “relevant transfer” within the meaning of the Regulations.

6.2	The Vendor shall comply with its duties under Regulation 11 (Notification of Employee Liability Information) and (subject to the Purchaser complying with Regulation 13(4)) Regulation 13 (Duty to inform and consult representatives).

6.3	Where any amount is agreed or found to be payable by any court or tribunal of competent jurisdiction (a “Claim”), in respect of any liability arising under or in relation to any contract of employment with any employee of the Vendor and which contract or liability is transferred to the Purchaser under the Regulations (excluding, for the avoidance of doubt, any liability which does not transfer to the Purchaser by virtue of Regulation 8), the Purchaser shall be solely responsible for paying that Claim and the Purchaser shall indemnify and keep the Vendor and/or the Administrators fully indemnified in respect of any Claim and all and any other liabilities whatsoever that may arise under the Regulations.

7	CONTRACTS

7.1	The Purchaser shall carry out and discharge the Contracts with effect from the Transfer Date and shall at all times keep the Vendor and the Administrator indemnified against all actions, claims, costs, proceedings and demands in respect of the Contracts insofar as they relate to the period from the Transfer Date.

7.2	Insofar as the benefit of the Contracts cannot effectively be transferred by the Vendor to the Purchaser except by way of an agreement of novation or with the consent to the assignment from the person, firm or company concerned:

7.2.1	the Vendor and the Purchaser shall (at the Purchaser’s expense including without limitation the Vendor’s and the Administrator’s reasonable legal costs on a full indemnity basis) co-operate in procuring the Contracts to be novated or assigned as soon as reasonably practicable;

7.2.2	in the case of any assignment as aforesaid the Purchaser shall undertake to indemnify the Vendor and the Administrator against all actions, costs, claims, liabilities and expenses arising by reason of or in connection with the non-performance or the defective or negligent performance by the Purchaser of the Contracts following such assignments;

7.2.3	unless and until any such Contracts shall be novated or assigned the Purchaser shall for its own benefit and to the extent that such Contract permits perform on behalf of the Vendor or the Administrator (as the case may be) (but at the Purchaser’s expense) all the obligations of the Vendor and the Administrator thereunder with effect from the Transfer Date and indemnify the Vendor and the Administrator against all actions, costs, proceedings, claims, demands and expenses on a full indemnity basis which may be incurred by the Vendor or the Administrator as a result of any act or neglect, default or omission on the part of the Purchaser to conform or comply with any such obligations of the Vendor or the Administrator;

7.2.4	the Vendor shall be under no obligation to enter into or execute a novation agreement or assignment in respect of the Contracts which is not in a form reasonably approved by the Administrator’s solicitors and the Purchaser shall accept the form and execute such novation agreement or assignment if it is approved by the Administrator’s solicitors and is in a form reasonably acceptable to the Purchaser’s solicitors.

7.3	The Purchaser may elect by notice in writing to the Administrator within 30 days of the Transfer Date for any contract between the Vendor and a customer, distributor or supplier to be treated either as a Contract or as an Excluded Contract, and until such time as such notice has been given it shall be treated as an Excluded Contract. No adjustment to the Purchase Price shall be made as the result of any such election.

7.4	Without prejudice to the generality of the foregoing provisions of this clause 7, the Purchaser shall perform at its own sole cost and expense all warranty work in respect of any warranty claims that may be made by any customer or distributor in respect of any goods supplied by the Vendor before the Transfer Date to such persons (whether pursuant to the terms of the Contracts or otherwise). For the avoidance of doubt, the Purchaser does not assume any other liabilities that arise from the manufacture, distribution or sale of any products by the Vendor before the Transfer Date.

8	BOOKS AND RECORDS

8.1	All minute books relating to meetings of the directors or shareholders of the Vendor and all statutory books and VAT records shall remain the property of the Vendor and shall be retained by it.

8.2	All customer records, files and business documents of the Vendors and all lists of suppliers, price lists, catalogues, sales literature and publicity materials, bought and sales ledgers, purchases and sales day books and purchases and sales invoices and other financial and commercial books and records of the Vendor used in the carrying on of the Business shall be transferred by the Vendor to the Purchaser on the Transfer Date PROVIDED THAT they shall throughout the currency of the administration or any subsequent liquidation of the Vendor at all reasonable times during usual business hours and upon the giving of reasonable notice be open to the inspection and use of the Administrator and/or any subsequently appointed liquidator of the Vendor and their servants and agents, who may (at the Purchaser’s expense) take such copies and extracts from them as the Administrator and/or any subsequently appointed liquidator may reasonably require.

9	APPORTIONMENTS

9.1	All outgoings attributable to the Business up to the Transfer Date including but without limitation salaries, wages, accrued holiday pay, PAYE deductions and Social Security and National Insurance Contributions shall be borne by the Vendor (but without any obligation on the Vendor to discharge them except as otherwise expressly provided in this Agreement) and all outgoings attributable to the Business from and after the Transfer Date shall be borne by the Purchaser. All rents, royalties and other periodical payments receivable in respect of the Business up to the Transfer Date shall belong and be payable to the Vendor and from and after the Transfer shall belong and be payable to the Purchaser, provided that the Purchaser shall only be liable for such outgoings and payments in respect of the Premises to the extent stated in clause 17. Such outgoings and payments receivable relating to both the period before and after the Transfer Date shall be apportioned accordingly.

9.2

Where any amounts require to be apportioned under this Agreement, the Vendor shall provide the Purchaser with details of the apportionment together with supporting vouchers or other documents and in the absence of dispute the appropriate payment shall be made by or to the

Vendor (as the case may be) within 7 days. If the amount of any apportionment is in dispute the matter shall be referred to a Chartered Accountant nominated jointly by the Vendor and the Purchaser or, failing such nomination within 14 days after request by either party, nominated at the request of either of them by the President for the time being of the Institute of Chartered Accountants in England and Wales (or his deputy). The Chartered Accountant shall be entitled to call for and inspect such documents as he may reasonably consider necessary. In making his determination the Chartered Accountant shall act as an expert and not as an arbitrator and his decision shall (in the absence of manifest error) be final and binding on the parties and his fee shall be borne and paid by the Vendor and Purchaser in such proportions as the Chartered Accountant determines. The amount so determined shall be paid within 14 days of the determination together with interest calculated on a daily basis (after as well as before judgment) from the Transfer Date until the date of actual payment at the rate of 4% per annum above the base rate from time to time of the Bank of England base rate from time to time.

10	ACCESS TO PREMISES

10.1	The Purchaser shall give to the Vendor and the Administrator and their agents or employees reasonable access to the Premises (if occupied by the Purchaser) and staff of the Purchaser to enable the Vendor and the Administrator adequately to deal with matters arising after Completion in the administration of the Vendor (including the collection of the Book Debts).

11	THIRD PARTY CLAIMS

11.1	The Purchaser shall take the Assets subject to such charges, hire purchase liabilities and encumbrances as exist at the Transfer Date.

11.2	If any of the Assets shall be found to be subject to a charge, lien or other encumbrance or reservation of title claim or if the Vendor shall otherwise be unable to make title thereto the Vendor shall at its option be entitled to remove any such assets from this Agreement which are still in the possession or control of the Purchaser and the Purchaser shall raise no objection and have no right to a reduction in the purchase price paid or to be paid or to withhold any part of the purchase price or to rescind this Agreement or any other claim as a result thereof.

11.3	In relation to Assets used in the carrying on of the Business which are the subject matter of credit sale, hire, leasing or hire purchase agreements and in which there is in the opinion of the Administrator no equity value for the Vendor the Vendor shall not object to nor hinder any arrangements which the Purchaser may wish to make with the owner of such chattels and shall (at no cost to the Vendor) give reasonable assistance to the Purchaser to enable the Purchaser to acquire title to or otherwise continue to use such chattels provided always that if the owner of any such chattels refuses to sell or otherwise make available any such chattels to the Purchaser then the Purchaser shall forthwith deliver up such chattels for collection by the owner thereof.

11.4	The Purchaser shall indemnify and hold harmless the Vendor and the Administrator against all loss, damages, costs, expenses and claims which arise directly or indirectly as a result of any claim being made against the Vendor and/or the Administrator by the owners of or any party interested in the assets referred to in clause 11.2 and/or clause 11.3 (including any guarantor of the obligations of the Vendor arising under any agreement of the type referred to in clause 11.3) provided that this indemnity shall be limited to the value of each asset concerned and shall not apply to any assets which the Vendor has removed from this Agreement pursuant to clause 11.2.

12	Value Added Tax

12.1	The Vendor and the Purchaser intend that Article 5 of the Value Added Tax (Special Provisions) Order 1995 (“Article 5”) will apply to the sale of the Assets under this Agreement, so that the sale is treated as neither a supply of goods nor a supply of services.

12.2	If nevertheless any VAT is payable on any supply by the Vendor under this Agreement, the Purchaser must pay the amount of that VAT in addition to the price and the Vendor must issue to the Purchaser a proper VAT invoice in respect of that VAT.

12.3	Without limiting Clause 12.2, when HMRC agree to give a ruling on the VAT treatment of the sale, VAT will be treated as payable if HMRC rule that it is payable. If they have done so before Completion, the tax will be payable by the Purchaser on Completion. If they do so on or after Completion, the tax will be payable by the Purchaser within 5 days after the Vendor gives the Purchaser written notice of the ruling.

12.4	If the Purchaser fails to pay the amount of the tax on the due date under Clause 12.3, it must pay interest on that amount from the due date until actual payment (excluding any period for which interest indemnified under Clause 12.2 runs) at the rate of 4% per annum above the base rate from time to time of the Bank of England base rate from time to time.

12.5	With a view to procuring that Article 5 applies, the Purchaser:

12.5.1	must ensure that the Purchaser is registered for VAT not later than the date of actual Completion; and

12.5.2	warrants that the Assets are to be used by the Purchaser in carrying on the same kind of business as that carried on by the Vendor.

12.6	The Vendor and the Purchaser envisage that Section 49 of VATA (“s49”) will apply to the sale and purchase of the Assets under this Agreement, but intend that the Vendor should retain the records referred to in that section, and accordingly:

12.6.1	notwithstanding anything in this Agreement the Vendor is not required to deliver to the Purchaser the records referred to in s49;

12.6.2	the Vendor must make a request to HMRC under s49 for the records to be preserved by the Vendor; and

12.6.3	if or for so long as that request is not granted, the Vendor must preserve the records on behalf of the Purchaser for such period as may be required by law, and must during that period permit the Purchaser reasonable access to them to inspect or make copies of them.

13	EXCLUSION CLAUSES

13.1

Save as expressly otherwise provided in this Agreement all representations, warranties and conditions express or implied, statutory or otherwise in respect of the Assets sold hereunder are expressly excluded (including without limitation, warranties and conditions as to quiet possession, satisfactory quality, fitness for purpose, and description) and (subject to Section 12(3) to (5A) of the Sale of Goods Act 1979) title and it is hereby agreed by the Purchaser that the terms and conditions of this Agreement are fair and reasonable in the context of a sale by a company in administration.

13.2	Without prejudice to the generality of clause 13.1 the Purchaser acknowledges that it has made such inspection of the Assets as it thinks fit and on this basis is prepared to enter into this transaction further acknowledging that save as expressly otherwise provided in this Agreement the Vendor makes no warranty as to the title to (subject to Section 12(3) to (5A) of the Sale of Goods Act 1979) or description or condition of the Assets and that it shall be deemed to purchase with full knowledge thereof including the whereabouts and state and conditions of the Assets.

13.3	The Purchaser acknowledges that it places and has placed no reliance whatsoever on any representations, agreements, statements or undertakings (oral or in writing) which have or which it believes have been made on or prior to the date of this Agreement by or on behalf of the Vendor or the Administrator or their respective agents or employees.

14	ADMINISTRATOR TO HAVE NO LIABILITY

14.1	The Administrator acts as agent of the Vendor and has been acting in that capacity in the negotiation, preparation and implementation of this Agreement.

14.2	The Administrator and his staff, employees, advisers and agents shall have no personal liability under this Agreement or any other deed, instrument or document entered into pursuant to it and any liability to which the Administrator or its staff, employees, advisers and agents would otherwise be subject (whether in contract, tort or otherwise) is expressly excluded.

14.3

Any right under this Agreement which is for the benefit of the Administrator shall also be for the benefit of, and shall be exercisable by, any subsequent administrator(s). Any right which is for the benefit of the Administrator shall also be for the benefit of, and shall be exercisable by any liquidator or other insolvency practitioner (a “Subsequent Appointee”) appointed in respect of the Vendor and so that, as regards such Subsequent Appointee, the relevant clause shall apply mutatis mutandis so that references to the Administrator shall be treated as references to such Subsequent Appointee.

15	FURTHER ASSURANCE

15.1	For a period of six months following the Transfer Date (or, in the case of the Administrator, until such earlier time as the Administrator has ceased holding office) the Vendor shall (at the cost of the Purchaser which shall include the reasonable legal costs of the Vendor or the Administrator in approving the terms of any such deeds or documents) do and execute all such lawful and necessary acts, deeds, documents and things, within its powers as the Purchaser may reasonably require for effectively vesting the Assets in the Purchaser and pending the doing and executing of such acts, deeds, documents and things the Vendor shall hold the legal estate in the Assets in trust for the Purchaser to the extent it has not already vested in the Purchaser.

16	LICENCE

16.1	For a period of three months from the Transfer Date (or if earlier until the date of determination as herein provided) (“the Licence Period”) the Vendor shall permit the Purchaser to occupy the Premises as bare licensee on condition that the Purchaser will:

16.1.1	deliver up possession of the Premises to the Vendor’s landlord thereof if required to do so;

16.1.2	not do or allow to be done anything on the Premises which would constitute a breach of the Vendor’s obligations under the Vendor’s lease or tenancy of the Premises;

16.1.3	pay and indemnify and keep indemnified the Vendor and the Administrator against all rents, rates and further outgoings (including any charges for the supply of electricity, water gas or telephone) and all other expenses and outgoings whatsoever payable in respect of the Premises from the Transfer Date during the Licence Period;

16.1.4	keep the Premises in such repair and condition as is consistent with the

Vendor’s own obligations in respect thereof PROVIDED that the Purchaser shall not be required to keep or put the Premises into a better state of repair and condition than they are now;

16.1.5	comply with all covenants, restrictions, reservations, conditions, freehold or statutory rights, bye-laws, orders, building regulations and other stipulations affecting the Premises; and will

16.1.6	not damage the Premises or any fixtures, fittings, furniture, furnishings or services situate thereat (fair wear and tear excluded) and make good forthwith any such damage that the Purchaser causes to the Premises including any damage caused by the removal of any of the Purchaser’s assets situated on the Premises.

16.2	The licence to the Purchaser in respect of the Premises shall be personal to the Purchaser and shall not be transferable and the Purchaser shall not permit anyone other than those employed by the Purchaser and those doing business with the Purchaser to have access to the Premises.

16.3	No dealing by the Purchaser with its interest in the licence shall be permitted.

16.4	In no circumstances shall the licence continue after the expiration of the Licence Period.

16.5	If and whenever during the Licence Period there is a breach by the Purchaser of any of the conditions of this clause 16 or the Purchaser enters into any insolvency proceedings of any form in any jurisdiction then the licence hereby granted shall absolutely cease and determine but without prejudice to any rights or remedies that may have accrued to the Vendor or the Administrator against the Purchaser in respect of any antecedent breach of the conditions herein.

16.6	The Purchaser recognises that as against the Landlords of the Premises the Vendor may have no right to grant the licence hereby granted and the Purchaser shall indemnify and keep indemnified the Vendor and the Administrator against any actions, proceedings, claims, demands, damages, penalties and costs whatsoever arising by reason directly or indirectly out of the Vendor permitting the Purchaser to occupy the Premises pursuant to this clause 16 or the use and occupation of the Premises by the Purchaser, its servants, employees, agents or representatives.

16.7	Determination of the licence hereby granted for any reason whatsoever shall not give rise to any claim whether for the return of the consideration money (or any part of it) paid for the Assets or otherwise.

16.8	The Purchaser may at any time prior to the expiration of the Licence Period determine the licence by giving to the Administrator not less than three days’ notice in writing and on the expiration of such notice the license shall absolutely cease and determine but without prejudice to any rights or remedies that may have accrued to the Vendor or the Administrator against the Purchaser in respect of any antecedent breach of the conditions herein.

16.9	The Purchaser shall be solely responsible for negotiating with the landlord any assignment of the lease of the Premises should it wish to take such an assignment.

17	FACSIMILES AND COUNTERPARTS

17.1	For the purpose of this Agreement, any copy, facsimile telecommunication or other reliable reproduction of a writing, transmission or signature may be substituted for or used in lieu of the original writing, transmission or signature for any and all purposes for which the original writing, transmission or signature could be used provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing, transmission or signature as the case may be.

17.2	This Agreement may be executed in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.

18	ANNOUNCEMENTS

18.1

No announcement or circular or other publicity in connection with the subject matter of this Agreement (other than as expressly permitted by this Agreement) shall be made by or on behalf of either party without the approval of the other as to its content, form and manner of publication (such approval not to be unreasonably withheld or delayed) save that any announcement, circular or other publicity required to be made or issued by either party pursuant to any legal or regulatory authority (including without limitation as may be required under the UK or US securities or insolvency legislation) may be made or issued by either party (as the case may be) without such approval. The parties shall consult together upon the form of any such announcement, circular or other publicity and the other party shall promptly provide such information and comment as the party issuing any such announcement, circular or other publicity may from time to time reasonably request.

19	VARIATION

19.1	No variation of this Agreement shall be effective unless in writing and signed as a Deed by or on behalf of a duly authorised representative of each party.

20	ASSIGNMENT

20.1	This Agreement shall be binding on the parties and their respective successors in title.

20.2	None of the parties shall be entitled to assign this Agreement or any of its rights and obligations under it except as permitted in this Agreement.

21	WAIVER OF RIGHTS

21.1	A failure by any party to exercise and any delay, forbearance or indulgence by any party in exercising any right, power or remedy under this Agreement shall not operate as a waiver of that right, power or remedy or preclude its exercise at any subsequent time or on any subsequent occasion. The single or partial exercise of any right, power or remedy shall not preclude any other or further exercise of that right, power or remedy. No custom or practice of the parties at variance with the terms of this Agreement shall constitute a waiver of the rights of any party under this Agreement. The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers or remedies provided by law.

21.2	Any party may release or compromise the liability of any other party or grant to such other party time or other indulgence without affecting its rights in relation to any other parties.

22	COSTS

22.1	Each party shall bear its own costs in connection with the preparation and execution of this Agreement.

23	THIRD PARTY RIGHTS

23.1	No term of this Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party, but this does not affect any right or remedy of a third party which exists or is available apart from under that Act.

24	NOTICES

24.1	Any notice to be given by a party to this Agreement shall be in writing and shall be given personally or sent by fax or by prepaid recorded delivery post to the addressee at the address set opposite its name below:

Vendor and Administrator at c/o Ensors, Cardinal House, 46 St Nicholas Street, Ipswich IP1 1TT, marked for the attention of Steven Law;

Purchaser at c/o Kidd Rapinet, 14 & 15 Craven Street, London, WC2N 5AD , marked for the attention of Philip Wild or at such other address (within England) as the party to be served may have notified as its address for service

24.2	Any notice given in accordance with clause 24.1 shall be deemed to have been received:

24.2.1	if delivered personally, at the time of delivery; or

24.2.2	in the case of a notice sent by pre-paid recorded delivery post 48 hours after the date or posting

For the purposes of this clause “business hours” means the hours of 9.00am to 5.30pm local time in the country of the addressee and “Business Day” means any day (other than a Saturday or Sunday) when banks in London are open for business.

25	MISCELLANEOUS

25.1	The terms and conditions of this Agreement and the Schedules and the appendices (if any) and the documents referred to in it represent the entire agreement between the parties relating to the sale and purchase of the Assets.

26	GOVERNING LAW AND JURISDICTION

26.1	This agreement shall be governed by English law, and each of the parties submits to the exclusive jurisdiction of the courts of England.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

EXECUTED AS A DEED by STEVEN LAW as Administrator for and on behalf of DIOMED LIMITED (IN ADMINISTRATION) (signing as its agent and without personal liability) in the presence of:	) ) ) ) ) )	/s/ Steven Law

Witness signature:		/s/ R M Davison

Witness name:		R M Davison

Witness address:		46 St. Nicholas Street
Ipswich
IPITT

Witness occupation:		Insolvency Manager

EXECUTED AS A DEED by STEVEN LAW on his own behalf (for the purposes only of obtaining the benefits of the indemnities in this agreement) without personal liability in the presence of:	) ) )	/s/ Steven Law

Witness signature:		/s/ R M Davison

Witness name:		R M Davison

Witness address:		46 St. Nicholas Street
Ipswich
IPITT

Witness occupation:		Insolvency Manager

EXECUTED AS A DEED by ANGIODYNAMICS INC.	) )	D. Joseph Gersuk
)
)
Acting by:	)	/s/ D. Joseph Gersuk
	)	Authorised Signatory